Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Metsera, Inc. 2023 Equity Incentive Plan, the Metsera, Inc. 2025 Incentive Award Plan and the Metsera, Inc. 2025 Employee Stock Purchase Plan, of our report dated October 31, 2024, with respect to the consolidated financial statements of Zihipp LTD and Subsidiary as of December 31, 2022 and 2021, and for the years then ended which report is included in the S-1 Registration Statement of Metsera, Inc. (File No. 333-284225) for the registration of shares of its common stock. Our audit report includes an explanatory paragraph relating to Zihipp LTD and Subsidiary’s ability to continue as a going concern.

/s/ CohnReznick LLP

Holmdel, New Jersey

February 4, 2025